 **Petrominerales**


07026561

082-34812

August 27, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

Sincerely,

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance



PETROMINERALES PRODUCES 3,321 BOPD FROM THE CORCEL-1 WELL AND SPUDS CORCEL-2 WELL

Bogotá, Colombia – August 27, 2007 – Petrominerales Ltd. ("**Petrominerales**" or the "**Company**") (TSX: PMG), an 80.7% (77.2% after the issuance of 4.4 million shares, expected to close on September 13, 2007) owned subsidiary of Petrobank Energy and Resources Ltd. ("**Petrobank**") (TSX: PBG) (OSLO: PBG), announces that our six-day test of the Corcel-1 well has been completed at restricted rates increasing progressively to a maximum of 3,321 barrels of oil per day ("bopd") with 99.2 percent oil cut and approximately 12 percent drawdown. The test commingled the Mirador and Guadalupe zones containing 140 feet of total oil pay and confirmed that the productive capacity of Corcel 1 is well in excess of 10,000 bopd of approximately 30 degree API crude. Higher capacity surface facilities are currently being installed and a six-month test of the well will begin in September at rates of approximately 4,000 bopd. Although this extended test will still be at a very low drawdown, the information obtained during these six months will give us key information about the ultimate potential of the well. We have also completed construction of a second drilling pad and our Corcel-2 well commenced drilling on August 25, 2007. The drilling rig will remain in the Llanos Basin to accelerate this ongoing exploration and delineation program.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to this location which will accommodate year round production from the well. The ultimate size of the discovery will be defined through long-term testing and additional delineation drilling. Petrominerales has identified three additional Corcel prospects, two delineation wells on our initial discovery, and up to three further delineation wells on our other prospects for a total of eight potential drilling locations. These locations have been defined through our 47 square kilometre 3D seismic survey, which covers approximately 15% of the 79,815-acre Block. In addition, an early 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south.

Corcel-1 was the fourth well of our five well 2007 exploration drilling program in the Llanos and Putumayo Basins; four wells have now been drilled in the Llanos and one well remains to be drilled in the Putumayo. Our other drilling rig, currently working in the Orito Block in the Putumayo Basin, will be used to drill our Conga-1 exploration well on the Las Aguilas Block offsetting Orito. This well is expected to spud in September. Earlier in 2007, we drilled the Ojo de Tigre-2 oil discovery on the Joropo Block. Our other two Llanos Basin exploration wells were abandoned.

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. We plan to acquire an additional 140 square kilometres of 3D seismic and 576 kilometres of reconnaissance 2D seismic. In 2008, we anticipate drilling up to eight further exploration wells focused primarily in the Llanos Basin.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% (77.2% after the issuance of 4.4 million shares, expected to close on September 13, 2007) owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701



Petrominerales

Petrominerales Ltd.
Calle 113 No. 7-45,
Torre B Oficina 1506
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

